Endologix, Inc.
11 Studebaker
Irvine, CA 92618

August 2, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Brian Cascio

Re:	Endologix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-28440
Responses to SEC Staff comments made by letter dated July 21, 2011

Ladies and Gentlemen:
Set forth below are the responses of Endologix, Inc. (”we,” “our,” or “us”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated July 21, 2011 (the “Comment Letter”), in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 16, 2011 (File No. 000-28440). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Selected Financial Data, page 23

1.	Please tell us the amount of restricted cash for each of the periods presented.

Company Response:

Our restricted cash as of December 31, 2010, 2009, 2008, 2007, and 2006 was $0, $0, $513,061, $500,502, and $500,000, respectively. All such restricted cash served as collateral for our employee corporate credit card program.

In light of the Staff's comment, if applicable in future periods, we will separate restricted cash from unrestricted cash and cash equivalents in our Selected Financial Data table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Goodwill, Intangible Assets and Long-Lived Assets, page 25

2.
Given the significance of your goodwill and intangible assets, please tell us the qualitative and quantitative key assumptions utilized in your long-lived impairment analysis. With a key toward enhanced disclosure in future filings, please also consider the following:

•	Clarify the nature of the key assumptions for the individual models, including how those key assumptions were determined.

•	Provide a discussion of the degree of uncertainty associated with the key assumptions.

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Company Response:

Background

As of December 31, 2010, we reported $27.1 million of goodwill and $44.9 million of intangible assets. Of such amounts, $22.4 million related to assigned goodwill and $40.2 million related to acquired in-process research and development from our December 2010 acquisition of Nellix, Inc., a pre-revenue abdominal aortic aneurysms (“AAA”) device company.
We review goodwill and indefinite-lived intangible assets for impairment annually as of June 30, or at other times during the year, if/when circumstances indicate a review is warranted, such as the deterioration of forecasted future cash flows or other permanent adverse changes in our business.
We have realized net losses and negative cash flows from operations in two of the past three years, though our revenue has significantly increased during such time, including a 28% increase in 2010 revenue as compared to the prior year. Revenue growth continued through the first half of 2011. These revenue trends (and those of our competitors) indicate that on-going domestic and global economic conditions have not adversely affected our medical device sector to the same degree as many other industries.
Management expects that we will achieve the requisite level of revenue in 2012 to adequately offset the fixed and semi-fixed costs of operating our business, resulting in operating income by the three months ended December 31, 2012, and beyond. Nonetheless, we acknowledge that ASC 360-10 requires a long-lived asset group to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable (though at least annually for indefinite-lived intangible assets), while ASC 350-22 requires the fair value of the reporting unit to be compared to the carrying value of goodwill.
Impairment Review

As part of our financial statement preparation process for the year ended December 31, 2010, and for the period ended June 30, 2010, we considered the potential impairment of our long-lived assets and indefinite-lived intangible assets under the “recoverability test” of ASC 360-10. We carefully evaluated the assumptions within our ten-year operating and cash flow projections in light of 2010 actual results and other relevant factors such as our revenue growth in each of the past five years, and the general increase in overall market opportunity due to technology shifts and population demographics.
We utilized our ten-year operating and cash flow projections in determining the undiscounted cash flows expected to be generated by the asset group through continuing operations. We next compared such undiscounted cash flows for 2010 through 2019 to the carrying amount of the asset group as of June 30, 2010 and December 31, 2010.
The assumptions within our undiscounted cash flow model (net of cash outflows necessary to obtain such cash inflows) utilized a best-estimate approach (rather than a probability-weighted approach). In summary, the model included our senior management's reasonable and supportable assumptions, which took into account our historic revenue growth, our developing product pipeline to treat a wider range of patient anatomies, and the application of revenue targets by salesperson for each sales territory in order to determine appropriate revenue inputs.
We utilized a percentage of such monthly revenue to determine anticipated cash collections for the ten-year period of 2010 through 2019, based on a historical ratio of monthly revenue to collections. The model also included proportional operating cash outflows required to support expected annual revenue growth, largely based on our historical trends of gross margin and operating expenses as a percentage of revenue.

The substantial value of net cash flows expected to be generated by our asset group for the ten-year period of 2010 through 2019, less the carrying amount of the asset group as of June 30, 2010 and December 31, 2010, did not indicate that further impairment analysis was warranted for indefinite-lived intangible assets.
Our goodwill evaluation was primarily supported by our June 30, 2010 and December 31, 2010 market capitalization of $403 million and $220 million, respectively. We assert that we had (and continue to have) only one reporting unit, our entire Aortic Disorder Device business (further discussed in our response to comment number 3 below - though in the context of an operating segment), against which the carrying value of goodwill was compared.
Prospective Disclosure
In future filings, as requested by the Staff, we will include additional disclosure within our “Long-Lived Assets” section of the “Summary of Accounting Policies and Use of Estimates” Footnote to discuss significant estimates and underlying assumptions used, as it relates to our assessment of potential impairment of our long-lived assets.
We will include the following disclosures, beginning in our Quarterly Report on Form 10-Q for the period ended June 30, 2011:
“We evaluate the possible impairment of our long-lived assets if/when events or changes in circumstances occur that indicate that the carrying value of our assets may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying value of such assets to our pretax cash flows (undiscounted and without interest charges) expected to be generated from their use in our operations. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds fair value. Assets held for sale are reported at the lower of the carrying amount, or fair value less costs to sell.
Our asset group, for purposes of impairment testing, is comprised of our entire Aortic Disorder Device business, representing the lowest level of our separately identifiable cash flows. The impairment evaluation utilizes our ten-year operating and cash flow projections in determining the undiscounted cash flows expected to be generated by our asset group through continuing operations. Such undiscounted cash flows are next compared to the carrying amount of the asset group to determine if an impairment of the asset group is indicated.
The undiscounted net cash flows expected to be generated by our asset group exceeded the carrying amount of the asset group as of December 31, 2010 and June 30, 2011, therefore, our asset group is not considered to be impaired. Such conclusion is based upon our management's significant judgments and estimates inherent in our ten-year operating and cash flow projections, including assumptions pertaining to revenue growth, expense trends, and working capital management. Accordingly, changes in business circumstances could adversely impact the results of our long-lived asset impairment test.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-6

3.	Please tell us how you considered providing segment reporting information required by FASB ASC 280. For example we refer your sales information by geography on page 5.

Company Response:
Background
We develop, manufacture, market, and sell innovative devices for the treatment of aortic disorders. Our revenue for the periods presented was derived from a sole product (the “Device”). The Device consists of an endoluminal graft and extensions and accompanying delivery system, for the treatment of AAA through minimally-invasive endovascular repair.

We have a dedicated sales force for U.S. customers, through which over 80% of our revenue was derived for all periods presented. Our sales outside of the United States are to third-party distributors under established contracts, who then re-sell our products to hospital/physician end-users within the country(ies) covered under the contract. Our reported “Product Sales by Geographic Region” relates to the continent to which we ship the Device.
We acknowledge the requirement for segment reporting under ASC 280 to provide information about the different types of business activities in which an entity engages in and the different economic environments in which it operates in order to help users of the financial statements to (i) better understand the entity's performance, (ii) better assess its prospects for future net cash flow, and (iii) make more informed judgments about the enterprise as a whole. ASC 280 achieves this objective by utilizing the “management approach,” whereby external segment reporting is aligned with internal reporting.
The application of the “management approach” required us to determine whether we had more than one operating segment, and if so, to then determine whether we were able to aggregate any of those operating segments into a reportable segment, and determine whether a sufficient number of reportable segments are disclosed, and if additional enterprise-wide disclosures were required.
We further acknowledge that proper application of ASC 280 is not only important from a financial disclosure standpoint, but also from a goodwill impairment testing perspective, as the determination of operating segments is critical for the determination of reporting units, the unit of account for goodwill impairment testing purposes.
Authoritative Guidance - ASC 280
We specifically considered the below ASC 280 definition of an operating segment to ultimately determine we had (and currently have) only one operating segment - our entire Aortic Disorder Device business.
Definition of an Operating Segment - An operating segment is a component of an enterprise that a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

Application of ASC 280 to Our Facts
Who is our CODM?
Proper determination of the CODM is critical in determining the operating segments. It is clear in ASC 280 that the CODM is a function, not necessarily an individual person. Such function allocates the resources of the enterprise and assesses the performance of the segments (assuming more than one). In many enterprises, the CODM is a committee of senior management.
We assert that our CODM is John D. McDermott, President and CEO. Mr. McDermott is responsible for the allocation of resources for the on-going operations of our Aortic Disorder Device business, and the assessment of its operational and sales performance.
What information does the CODM use to allocate our resources and to assess our performance?
When the CODM drills down into operations to assess performance, a review of various Device manufacturing efficiency and quality metrics are analyzed. The CODM also reviews various Device sales data measures by U.S. region, and by continent/country, for sales made through international distributors to assess U.S. regional performance and international distributor performance.
What are our operating segments?
An operating segment is a component of an enterprise that a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).
Our business activities are focused exclusively on the development, manufacture and sale of devices for the treatment of aortic disorders. We earn revenue and incur expenses only from such activities.
Our CODM makes decisions about resources to be allocated to the entire Aortic Disorder Device business. Financial performance is only reviewed at the level of the entire Aortic Disorder Device business. While the

CODM does monitor domestic and international sales, only aggregate revenue data is analyzed, which we do not believe constitutes “discreet financial information” under ASC 280.
Based on the foregoing, we have concluded that we have only one operating segment for all periods presented.
We have presented revenue by U.S. and international region within Footnote 1 to the Notes to the Consolidated Financial Statements “Product Sales by Geographic Region,” in accordance with the requirements of ASC 280-10-50-41. (Note: The particular country of sale is not reported by us since our distributors may have distribution rights for numerous countries within a particular continent or region, and are not required to report the ultimate country of sale to us. We nonetheless believe that our disclosure meets the minimum requirements of ASC 280-10-50-41).
Note 10. Related Party Transactions, page F-16

4.	Please tell us the amount of payments to and sales from the affiliated hospital from June 12, 2009 to December 31, 2009.

Company Response:

A former member of our board of directors, Dr. Edward Dietrich, whose term expired on June 11, 2009, also served on the board of directors of Arizona Heart Hospital (“AHH”), a customer of ours during the periods presented. All sales of the Device to AHH were under our typical commercial terms and conditions. Revenue derived from shipments of the Device to AHH between June 12, 2009 and December 31, 2009 totaled $402,730.

We made no payments to AHH between June 12, 2009 and December 31, 2009, though as we disclosed within Footnote 10, “Related Party Transactions” to the Notes to the Consolidated Financial Statements, we have made certain payments to AHH in previous periods for physician training and clinical research services.

Note 11. Income Taxes, page F-16

5.	In future filings please disclose loss before income taxes separately for foreign and domestic operations. Refer to Rule 4-08(h) of Regulation S-X.

Company Response:

We did not have foreign operations for any of the periods presented. All of our sales originated from our combined headquarters and manufacturing facility in Irvine, California. We believe we would only be subject to U.S. Federal income taxes and state income taxes in the periods presented (though we had no taxable income and substantial NOLs in the periods presented).

Our reported sales outside of the U.S are to third-party distributors under established contracts, who then re-sell our products to hospital/physician end-users within the country(ies) covered under the contract.

Our reported “Product Sales by Geographic Region” within Footnote 1 to the Notes to the Consolidated Financial Statements, relates to the continent to which we ship the Device. We do not believe we had nexus to any country other than the U.S, thus, there would be no requirement (or ability) under Rule 4-08(h) of Regulation S-X for us to disclose loss before income taxes for foreign and domestic operations.

*	*	*
We also acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 595-7200.
Sincerely,
/S/ ROBERT J. KRIST
Robert J. Krist
Chief Financial Officer and Secretary

cc:	John McDermott, President and Chief Executive Officer
Gregory Waller, Chairman of the Audit Committee of Endologix's Board of Directors
Lawrence B. Cohn, Esq. - External Legal Counsel